Exhibit 10.1

AMENDED AND RESTATED EMPLOYMENT, CONFIDENTIALITY,
SEVERANCE AND NON-COMPETITION AGREEMENT

THIS AMENDED AND RESTATED EMPLOYMENT, CONFIDENTIALITY, SEVERANCE AND NON-COMPETITION AGREEMENT (this “Agreement”) is entered into as of September 2, 2011 by and among James E. Ousley (the “Executive”), Savvis, Inc., a Delaware corporation, (“Savvis”) and all its subsidiaries (collectively referred to as the “Company”) and CenturyLink, Inc., a Louisiana corporation (“Parent”), which amends and restates as of the date hereof the Employment, Confidentiality, Severance and Non-Competition Agreement by and between the Company and Executive, effective as of August 31, 2010 (the “Prior Agreement”).  Capitalized terms used but not defined herein have the respective meanings ascribed to such terms in Section 7 of this Agreement.

WHEREAS, Parent acquired the Company on July 15, 2011 (the “Closing”) via a merger described in the Agreement and Plan of Merger, dated as of April 26, 2011, among Savvis, Inc., Parent and Mimi Acquisition Company, as amended from time to time (the “Merger Agreement”);

WHEREAS, the Executive is currently serving as Chief Executive Officer of the Company and Chief Executive Officer, Savvis Operations for the Parent;

WHEREAS, the Board of Directors of Parent (the “Parent Board”) and the Board of Directors of the Company desire to continue the employment of the Executive from and after the date hereof, and the Executive is willing to continue his employment with Parent and its Affiliates from and after the date hereof, on the terms and conditions herein provided;

WHEREAS, the Executive acknowledges that:

•                                          Parent and its Affiliates are and will be engaged in a number of highly competitive lines of business;

•                                          Parent and its Affiliates conduct business throughout the United States and in numerous foreign countries;

•                                          Parent and its Affiliates possess Confidential Information and customer goodwill that provide Parent and its Affiliates with a significant competitive advantage; and

•                                          Parent’s and its Affiliates’ success depends to a substantial extent upon the protection of its Confidential Information (which includes trade secrets and customer lists) and customer goodwill by all of their employees;

•                                          The Executive has and will continue to have possession of Confidential Information; and

WHEREAS, if the Executive were to leave Parent and its Affiliates, Parent and its Affiliates would in all fairness need certain protections to prevent competitors from gaining an unfair competitive advantage over them.

NOW, THEREFORE, in consideration of the covenants and agreements hereinafter set forth, the parties agree as follows:

1.             Term of Agreement.  The term of employment (the “Term”) shall commence on the date hereof (the “Effective Date”) and end on December 31, 2012, subject to earlier termination of the Executive’s employment as provided under Section 4 hereof.  The following provisions shall survive termination or expiration of this Agreement for any reason, to the extent applicable and in accordance with their terms: Sections 4, 5, 6, 7 and 8.  Executive’s employment is “at-will”, and nothing contained herein shall be deemed a guarantee of employment with Company for any period of time.

2.             Capacity and Performance.

(a)           During the Term, the Executive shall serve Savvis in the position of Chief Executive Officer, Savvis and serve Parent as Chief Executive Officer, Savvis Operations or in such higher position to which Executive may be appointed from time to time.  During the Term, the Executive will be employed by Parent on a full-time basis and shall perform the duties and responsibilities of his position and such other duties and responsibilities on behalf of the Company and its Affiliates, reasonably related to that position, as may be designated from time to time by Parent.  For the avoidance of doubt, by entering into this Agreement, the Executive agrees that the consummation of the transaction described in the Merger Agreement shall not, by itself, constitute an event of Good Reason pursuant to clause (i) of the definition of Good Reason in the Prior Agreement and, as a result, the Executive waives any right that he may have to terminate his employment with Good Reason due to any such event solely on account of the consummation of the transaction described in the Merger Agreement.

(b)           During the Term, the Executive shall devote his full business time and his best efforts, business judgment, skill and knowledge to the advancement of the business and interests of Parent and its Affiliates and to the discharge of his duties and responsibilities hereunder.  Except for corporate or nonprofit board positions that Executive currently holds, the Executive shall not engage in any other business activity or serve in any industry, trade, professional, governmental or academic position during the term of this Agreement, except as may otherwise be expressly approved in advance by the Chief Executive Officer of Parent or his designee in writing, and such approval shall not be unreasonably withheld.

3.             Compensation and Benefits.  As compensation for all services performed by the Executive during the Term, and subject to performance of the Executive’s duties and the fulfillment of the obligations of the Executive to Parent and its Affiliates, pursuant to this Agreement or otherwise:

(a)           Base Salary.  During the Term, Parent shall pay the Executive a base salary, which as of the Effective Date is set at the rate of five hundred fifty thousand dollars ($550,000) per annum, payable in accordance with the regular payroll practices of Parent for its executives subject to adjustment from time to time by Parent, in its sole discretion. Such base salary, as from time to time adjusted, is hereafter referred to as the “Base Salary”.

(b)           Bonus Compensation.

(i)            For the period beginning on July 16, 2011 and ending on December 31, 2011, the Executive shall be eligible to participate in a new bonus plan established by Parent for continuing employees of Savvis that is based on terms and conditions (including bonus opportunity) that are substantially similar to Savvis’ 2011 Annual Incentive Plan; provided, however, that all payments under the new bonus plan will be made in cash.  The incentive payment to the Executive in respect of the period beginning on July 16, 2011 and ending on December 31, 2011, if any, under the bonus plan established by Parent shall be made no later than March 15, 2012.

(ii)           Commencing on January 1, 2012 and through the end of the Term, the Executive shall be entitled to an annual bonus, with a target bonus opportunity of 110% of Base Salary, on terms to be determined annually by Parent prior to the commencement of each fiscal year. The incentive payment to the Executive, if any, shall be made at the same time as incentive payments are made to similarly situated employees of Parent, but in no event later than March 15th of the year following the year in which the services were performed. Any annual bonus compensation paid to the Executive pursuant to this paragraph shall be in addition to the Base Salary. Except as otherwise expressly provided under the terms of this Agreement, the Executive shall not be entitled to earn bonus or other compensation for services rendered to Parent.

(c)           Equity Awards.

(i)            Converted Savvis Equity Awards.  The Executive’s restricted stock units with respect to Savvis common stock that were converted to restricted stock units with respect to Parent common stock and that remain outstanding after the Closing (“Converted RSUs”) will immediately vest on the date hereof and be paid on December 31, 2012 (except as set forth in Section 4(b) below).

(ii)           Parent Equity Awards.  In connection with his continued employment with the Company, the Executive shall be granted, as soon as practicable following the Effective Date, shares of restricted stock under the Parent 2005 Management Incentive Compensation Plan with an aggregate grant date value of one million one hundred thousand dollars ($1,100,000), with the actual number of shares of restricted stock to be determined by dividing such amount by the closing price of Parent common stock on the date of grant.  In addition, in August 2011 the Executive shall be granted shares of restricted stock of Parent with an aggregate grant date value of no less than two million six hundred sixty-six thousand dollars ($2,666,000), with the actual number of shares of restricted stock to be determined by dividing such amount by the closing price of Parent common stock on the date of grant (all restricted stock granted under this Section 3(c)(ii) referred to collectively as the “Restricted Shares”).  The Restricted Shares shall vest on December 31, 2012, subject to the Executive’s continued employment through such vesting date (except as set forth in Section 4(c) below).

(iii)          All other equity awards granted to the Executive by Parent or the Company shall vest and, if applicable, be paid on December 31, 2012, subject to the Executive’s continued employment through such vesting date (except as set forth in Section 4(c) below).

(d)           Retention Award. The Executive shall be eligible to receive a one-time lump sum cash payment equal to eight hundred twenty-five thousand dollars ($825,000) (the “Retention Bonus”), that vests and will be paid on December 31, 2012, subject to the Executive’s continued employment through such vesting date (except as set forth in Section 4(c) below).

(e)           Living Expenses. The Executive shall continue to receive the expense reimbursements described in the letter agreement between the Company and the Executive, dated March 10, 2010, which provides reimbursement for reasonable and necessary expenses for a furnished apartment in the St. Louis area, travel expenses to and from Arizona and St. Louis, local transportation in St. Louis, and, if the Executive elects to relocate to St. Louis, reasonable and necessary moving expenses.  Pursuant to such letter agreement, to the extent the benefits provided under this Section 3(e) are taxable to the Executive, the Executive will receive an additional amount (the “gross-up payment”) that, after reduction for all taxes with respect to such gross-up payment, equals the additional taxes due with respect to such benefits.  Any gross-up payment required to be paid under this Section 3(e) will be paid to the Executive not later than five business days after the Executive remits the related taxes.

4.             Termination of Employment.

(a)           The Executive’s employment with Parent may be terminated as follows:

(i)                                     by Parent with Cause;

(ii)                                  by Parent without Cause;

(iii)                               upon the Executive’s death or Disability;

(iv)                              by the Executive with Good Reason; or

(v)                                 by the Executive without Good Reason.

(b)           Upon termination of the Executive’s employment for any reason, all rights and obligations under this Agreement shall cease, except as referred to in Section 1 and except that the Executive shall be entitled to (i) payment of his Base Salary through the effective date of the termination of employment, plus (ii) payment of any other amounts owed but not yet paid to the Executive as of the effective date of termination of employment (such as reimbursement for business expenses incurred prior to termination of employment in accordance with Parent’s expense and reimbursement policy and unused vacation and sick pay), plus (iii) payment of his Converted RSUs with payment within 30 days after termination of employment, plus (iv) any other benefits to which the Executive may be entitled which provide for payment or other benefits following termination of employment (such as under a disability insurance plan).

(c)           Severance Benefits.

(i)            If the Executive is subject to termination of employment pursuant to an Involuntary Termination, then in addition to any amounts and/or benefits owed under Section 4(b), the Company shall pay the Executive at the time and in the manner described in Section 4(d): (w) an amount equal to 100% of his then current annual Base Salary for 18 months (the “Severance Payment”); (x) any stock awards, stock options, stock appreciation rights or other equity-based awards (each an “Equity Award”), that were outstanding immediately prior to the effective date of the Involuntary Termination shall, to the extent not then vested, (A) fully vest as of such date, and (B) in the case of an Equity Award that is a stock option, become exercisable as of such date and the Executive shall have the right to exercise any such stock option until the earlier to occur of (I) twelve (12) months from the date of the Involuntary Termination and (II)) the expiration date of such Equity Award as set forth in the agreement evidencing such award; (y) the Retention Bonus, to the extent not previously vested and paid, and (z) a pro-rated portion of the annual bonus that the Executive would have been entitled to receive for the fiscal year in which the termination occurs. The pro-rated annual bonus will be calculated by extrapolating the anticipated full year performance of Parent and/or the affiliated business unit, as applicable, based on the current year performance to the termination date and then multiplying the resulting full year extrapolation by a fraction the numerator of which is the number of days during the calendar year the Executive worked in the year of Involuntary Termination up to the termination date and the denominator of which is 365. In addition, if the Executive is subject to an Involuntary Termination following the end of a fiscal year but before payment of his annual bonus in respect of such fiscal year, then the Executive will also be entitled to payment of such annual bonus as he would otherwise have been entitled to receive had he remained employed on the regular payment date of such annual bonus. Any such annual bonus in respect of the fiscal year preceding the termination date shall be paid at the time bonuses are paid to other senior employees of Parent in respect of such fiscal year, but not later than the end of the year during which the Involuntary Termination occurred.

(ii)           With respect to a Change in Control occurring on or prior to December 31, 2011 (including consummation of the transaction described in the Merger Agreement), payments under the Prior Agreement and payments under this Agreement shall be made without regard to whether the deductibility of such payments would be limited or precluded by Section 280G of the Code (“Section 280G”), and without regard to whether such payments (or any other payments or benefits) would subject the Executive to the U.S. federal excise tax levied on certain “excess parachute payments” under Section 4999 of the Code (the “Excise Tax”).  If any portion of the payments or benefits to or for the benefit of the Executive (including, but not limited to, payments and benefits under this Agreement but determined without regard to this Section 4(c)(ii)) in connection with a Change in Control occurring on or prior to December 31, 2011 constitutes an “excess parachute payment” within the meaning of Section 280G (the aggregate of such payments being hereinafter referred to as the “Excess Parachute Payments”), Parent shall promptly pay to the Executive an additional amount (the “gross-up payment”) that, after reduction for all taxes (including but not limited to the Excise Tax) with respect to such gross-up payment, equals the Excise Tax, if any, with respect to the Excess Parachute Payments.  For Parent’s reporting purposes only, the determination as to whether the Executive’s payments and benefits include Excess Parachute Payments and, if so, the amount of such payments, the amount of any Excise Tax owed with respect thereto, and the amount of any gross-up payment shall be made at Parent’s expense by Parent’s accountants (the “Accounting Firm”).  Any gross-up payment required to be paid by Parent under this Section 4(c)(ii) shall in all events be paid to the Executive not later than five business days after the Executive remits the related taxes.

If any portion of the payments or benefits to or for the benefit of the Executive (including, but not limited to, payments and benefits under this Agreement but determined without regard to this Section 4(c)(ii)) (collectively, the “Total Payments”) in connection with a Change in Control occurring after December 31, 2011 constitute Excess Parachute Payments, then Parent shall have no obligation to pay any gross-up payment and instead the Total Payments shall be reduced to the greatest amount that can be paid that would not result in the imposition of the Excise Tax (the “Reduced Amount”), but such reduction shall be made only if the Net After Tax Receipt from the Reduced Amount would be greater than the Net After-Tax Receipt from the Total Payments if the Total Payments are not reduced.  “Net After-Tax Receipt” shall mean the present value (as determined in accordance with Sections 280G(b)(2)(A)(ii) and 280G(d)(4) of the Code) of a payment (or payments) net of all taxes imposed on the Executive with respect thereto under Sections 1 and 4999 of the Code and under applicable state and local laws. If the Net After-Tax Receipt from the Reduced Amount is not greater than the Net After-Tax Receipt from the Total Payments if the Total Payments are not reduced, no reduction shall be made to the Total Payments.  If any reduction of the Total Payments is required pursuant to the preceding provisions of this Section 4(c)(ii), such reduction shall be made in the following order: (A) the payment provided for by Section 4(e); (B) the Severance Payment; (C) the annual bonus provided under Section 3(b); (D) payments and benefits (other than the accelerated vesting of equity-based or other compensation awards) that are not subject to Section 409A of the Code and are not described in the preceding clauses (A) through (C); (E) payments and benefits (other than the accelerated vesting of equity-based awards or other consideration awards) that are subject to Section 409A of the Code and are not described in the preceding clauses (A) through (D), in reverse order of payment; and (F) the accelerated vesting of equity-based awards or other compensation awards, with cancellation of accelerated vesting applying first to the latest dates of scheduled vesting to which the acceleration applies.

(d)           Timing of and Conditions to Payment.  The Severance Payment due under clause (w) of Section 4(c) shall be paid bi-monthly, in accordance with Parent’s standard payroll procedures, for the eighteen (18) month period following the effective date of Involuntary Termination.  Subject to Section 4(g), installments of such Severance Payment will commence on the first payroll date following the 60th day after the effective date of the Involuntary Termination with the first installment including all installment payments that otherwise would have been made during such 60-day period.  Subject to Section 4(g), all other severance benefits, other than stock options, shall be paid in a single lump sum payment on the 60th day following the effective date of the Involuntary Termination.  Any other provision of this Agreement notwithstanding, no Severance Payment shall be made, and no other severance benefits described hereunder provided, unless and until each of the following has occurred:

(i)            the Executive has executed and delivered to Parent a general release (in a form prescribed by Parent and acceptable to the Executive) of all known and unknown claims that he may then have against Parent or persons affiliated with Parent and has agreed not to prosecute any legal action or other proceeding based upon any of such claims (the “General Release”);

(ii)           the Executive has, no later than the effective date of termination, delivered to Parent a resignation from all offices, directorships and fiduciary positions with Parent and its affiliates;

(iii)          the effective date of the Executive’s Involuntary Termination;

(iv)          Parent has received the Executive’s executed General Release no later than 21 days following the effective date of termination (except in the case of group terminations, such time period shall be 45 days);

(v)           the expiration of any rescission or revocation period applicable to the Executive’s executed General Release; and

(vi)          the Executive is and continues to be in compliance with all of his obligations under this Agreement, including, without limitation, Sections 5 and 6, and under the agreements and other documents referred to or incorporated by reference herein.

For purposes of Section 409A of the Code, an installment Severance Payment shall be deemed to be made as of the scheduled bimonthly payroll date following the Executive’s effective date of termination if made by the 15th day of the third calendar month following such payroll date.

(e)           Health Care Benefit.  Following an Involuntary Termination, Parent shall pay to the Executive a monthly taxable cash payment in an amount equal (on an after tax basis, taking into account federal, state, local and foreign taxes) to the monthly COBRA (Consolidated Omnibus Budget Reconciliation Act) premium(s) in effect as of immediately prior to the Executive’s Involuntary Termination for the most expensive level of coverage under the group health plan(s) applicable to the Executive at the time of the Executive’s Involuntary Termination.  The monthly payments will commence with the first month following the Executive’s Involuntary Termination and will terminate upon the earlier of (i) the Executive having received eighteen monthly payments and (ii) the Executive becoming re-employed and entitled to coverage under the new employer’s group health plan.  The Executive agrees to notify Parent in writing immediately upon becoming re-employed and entitled to coverage under a new employer’s group health plan.

(f)            Withholding Taxes.  All payments made under this Agreement shall be subject to reduction to reflect taxes or other charges required to be withheld by law.

(g)           Section 409A Savings Clause.  This Agreement is intended to comply with the requirements of section 409A of the Code (including the exceptions thereto) to the extent applicable, and the Agreement shall be interpreted in a manner consistent with such requirements.  Notwithstanding any other provision hereof, if any provision of the Agreement conflicts with the requirements of Section 409A of the Code (or an exception hereto), such provision shall be deemed reformed so as to comply with the requirements of Section 409A of the Code (or an exception thereto) and shall be interpreted and applied accordingly.

Amounts payable other than those expressly payable on a deferred or installment basis, will be paid as promptly as practical and, in any event, within 2 ½ months after the end of the year in which such amount was earned.  Executive is not permitted to designate the taxable year of any payment hereunder.

Any amount that the Executive is entitled to be reimbursed will be reimbursed as promptly as practical and in any event not later than the last day of the calendar year after the calendar year in which the expenses are incurred, and the amount of the expenses eligible for reimbursement during any calendar year will not affect the amount of expenses eligible for reimbursement in any other calendar year.

If at the time of separation from service (i) the Executive is a specified employee (within the meaning of Section 409A and using the identification methodology selected by Parent from time to time), and (ii) Parent makes a good faith determination that an amount payable by Parent to the Executive constitutes deferred compensation (within the meaning of Section 409A) the payment of which is required to be delayed pursuant to the six-month delay rule set forth in Section 409A in order to avoid taxes or penalties under Section 409A, then Parent will not pay such amount on the otherwise scheduled payment date but will instead pay it in a lump sum on the first business day after such six-month period together with interest for the period of delay, compounded annually, equal to the prime rate (as published in the Wall Street Journal) in effect as of the dates the payments should otherwise have been provided.  All payments that constitute nonqualified deferred compensation under Section 409A that are to be made upon a termination of employment under this Agreement may only be made upon a “separation from service” under Section 409A of the Code.

5.             Confidential Information.

(a)           The Executive acknowledges that Parent and its Affiliates (including the Company) continually develop Confidential Information, that the Executive may develop Confidential Information for Parent or its Affiliates and that the Executive will have possession of and access to Confidential Information during the course of employment.  The Executive will comply with the policies and procedures of Parent and its Affiliates for protecting Confidential Information, and shall not disclose to any Person or use, other than as required by applicable law or for the proper performance of his duties and responsibilities to Parent and its Affiliates, any Confidential Information obtained by the Executive incident to his employment or other association with Parent or any of its Affiliates.  The Executive understands that this restriction shall continue to apply after his employment terminates, regardless of the reason for such termination.  The confidentiality obligation under this Section 5 shall not apply to information which is generally known or readily available to the public at the time of disclosure or becomes generally known through no wrongful act on the part of the Executive or any other Person having an obligation of confidentiality to Parent or any of its Affiliates.

(b)           All documents, records, tapes and other media of every kind and description relating to the business, present or otherwise, of Parent or its Affiliates and any copies, in whole or in part, thereof (the “Documents”), whether or not prepared by the Executive, shall be the sole and exclusive property of Parent and its Affiliates.  The Executive shall safeguard all Documents and shall surrender to Parent at the time that his employment terminates, or at such earlier time or times as the Board or its designee may specify, all Documents then in the Executive’s possession or control.

(c)           In the event that Executive is requested or becomes legally compelled (by oral questions, interrogatories, requests for information or documents; deposition, subpoena, civil investigative demand or similar process) to disclose any of the Confidential Information, the Executive shall, where permitted under applicable law, rule or regulation, provide written notice to Parent promptly after such request so that Parent may, at its expense, seek a protective order or other appropriate remedy (the Executive agrees to reasonably cooperate with Parent in connection with seeking such order or other remedy).  In the event that such protective order or other remedy is not obtained, the Executive shall furnish only that portion of the Confidential Information that the Executive is advised by Parent’s counsel is required, and shall exercise reasonable efforts to obtain assurance that confidential treatment will be accorded such Confidential Information.  In addition, the Executive may disclose Confidential Information in the course of inspections, examinations or inquiries by federal or state regulatory agencies and self regulatory organizations that have requested or required the inspection of records that contain the Confidential Information provided that the Executive exercises reasonable efforts to obtain reliable assurances that confidential treatment will be accorded to such Confidential Information.  To the extent such information is required to be disclosed and is not accorded confidential treatment as described in the immediately preceding sentence, it shall not constitute “Confidential Information” under this Agreement.

6.             Certain Covenants.

(a)           The Executive agrees that, during his employment with Parent, he will not undertake any outside activity, whether or not competitive with the business of Savvis that could reasonably give rise to a conflict of interest or otherwise materially interfere with his duties and obligations to Savvis.

(b)           During the term of Executive’s employment and for twelve (12) months following termination of his employment for any reason (the “Restricted Period”), the Executive shall not, directly or indirectly, whether as owner, partner, investor, consultant, agent, employee, co-venturer or otherwise:

(i)            compete with Savvis within the geographic area in which Savvis does business or undertake any planning for any business competitive with Savvis.  Specifically, but without limiting the foregoing, the Executive agrees not to engage in any manner in any activity that is directly or indirectly competitive with the business of Savvis as conducted or under consideration at any time during the Executive’s employment, and further agrees not to work or provide services, in any capacity, whether as an employee, independent contractor or otherwise, whether with or without compensation, to any Person who is engaged in any business that is competitive with the business of Savvis for which the Executive has provided services. The foregoing, however, shall not prevent the Executive’s passive ownership of two percent (2%) or less of the equity securities of any publicly traded company; or

(ii)           solicit or encourage any customer of Savvis to terminate or diminish its relationship with Savvis; or

(iii)          seek to persuade any such customer of Savvis to conduct with anyone else any business or activity which such customer conducts with Savvis; provided that these restrictions shall apply only if the Executive has performed work for such Person during his employment with Savvis or has been introduced to, or otherwise had contact with, such Person as a result of his employment or other associations with Savvis or has had access to Confidential Information which would assist in the Executive’s solicitation of such Person.

(iv)          solicit for hiring any employee or independent contractor of Savvis or seek to persuade any employee or independent contractor of Savvis to discontinue or diminish such employee or independent contractor’s relationship with Savvis.

(c)           Cooperation and Non-Disparagement.  The Executive agrees that, during the Restricted Period, he shall cooperate with Parent in every reasonable respect and shall use his best efforts to assist Parent with the transition of the Executive’s duties to his successor.  The Executive further agrees that, during the Restricted Period, he shall not in any way or by any means disparage Parent, the members of Parent’s Board or Parent’s officers and employees.

(d)           Assignment of Inventions.  The Executive shall promptly and fully disclose all Work Product to Parent, the Executive hereby assigns to Parent all of the Executive’s rights, title, and interest (including but not limited to all patent, trademark, copyright and trade secret rights) in and to all work product prepared by the Executive, made or conceived in whole or in part by the Executive within the scope of the Executive’s employment by Parent or within six (6) months thereafter, or that relate directly to or involve the use of Confidential Information (“Work Product”).  The Executive further acknowledges and agrees that all copyrightable Work Product prepared by the Executive within the scope of the Executive’s employment with Parent are “works made for hire” and, consequently, that Parent owns all copyrights thereto.  The Executive agrees to execute any and all applications for domestic and foreign patents, copyrights or other proprietary rights and to do such other acts (including without limitation the execution and delivery of instruments of further assurance or confirmation) requested by Parent to assign the Work Product to Parent and to permit Parent to enforce any patents, copyrights or other proprietary rights to the Work Product. The Executive will not charge Parent for time spent in complying with these obligations.  Notwithstanding the foregoing, any provision in this Agreement which provides that the Executive shall assign, offer to assign, any of his rights in an invention to Parent shall not apply to an invention that the Executive developed entirely on his own time without using Parent’s equipment, supplies, facilities, or trade secret information except for those inventions that either:

(i)            relate at the time of conception or reduction to practice of the invention to Parent’s or the Company’s business or actual demonstrably anticipated research or development of Parent, the Company or any of their respective Affiliates; or

(ii)           result from any work performed by the Executive for Parent, the Company or any of their respective Affiliates.

(e)           Acknowledgement Regarding Restrictions.  Parent and the Company have expended a great deal of time, money and effort to develop and maintain its confidential business information which, if misused or disclosed, could be very harmful to its business and could cause Parent to be at a competitive disadvantage in the marketplace.  Parent and the Company would not be willing to proceed with the execution of this Agreement but for the Executive’s signing and agreeing to abide by the terms of this Agreement.  The Executive recognizes and acknowledges that he has and will have access to Confidential Information of Parent, and that Parent, in all fairness, needs certain protection in order to ensure that the Executive does not misappropriate or misuse any trade secret or other Confidential Information or take any other action which could result in a loss of the goodwill of Parent and, more generally, to prevent the Executive from having or providing others with an unfair competitive advantage over Parent.  To that end, Parent acknowledges that the foregoing restrictions, both separately and in total, are reasonable and enforceable in view of Parent’s legitimate interests in protecting the goodwill, confidential information and customer loyalty of its business.  To the extent that any provision of this Agreement is adjudicated to be invalid or unenforceable because it is somehow overbroad or otherwise unreasonable, that provision shall not be void but rather shall be limited only to the extent required by applicable law and enforced as so limited to the greatest extent allowed by law, and the validity or enforceability of the remaining provisions of this Agreement shall be unaffected and such adjudication shall not affect the validity or enforceability of such remaining provisions.

(f)            Right to Injunctive Relief.  The Executive further agrees that in the event of any breach hereof the harm to Parent and its Affiliates will be irreparable and without adequate remedy at law and, therefore, that injunctive relief with respect thereto will be appropriate.  In the event of a breach or threatened breach of any of the Executive’s obligations under the terms of Sections 5 or 6 hereof, Parent shall be entitled, in addition to any other legal or equitable remedies it may have in connection therewith (including any right to damages that it may suffer), to temporary, preliminary and permanent injunctive relief restraining such breach or threatened breach (without the obligation to post bond), together with reasonable attorney’s fees incurred in preliminarily enforcing its rights hereunder.  The Executive specifically agrees that if there is a question as to the enforceability of any of the provisions of Sections 5 or 6 hereof, the Executive will not engage in any conduct inconsistent with or contrary to the applicable Section until after the question has been resolved by a final judgement of a court of competent jurisdiction.

7.             Definitions.

(a)           Definition of “Affiliate.”  For all purposes under this Agreement, “Affiliate” shall mean, with respect to any Person, all Persons directly or indirectly controlling, controlled by or under common control with such Person, where control may be by either management authority, contract or equity interest.  As used in this definition, “control” and correlative terms have the meanings ascribed to such words in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(b)         Definition of “Cause.”  For all purposes under this Agreement, “Cause” shall mean any of the following (i) the Executive’s willful and continued failure to perform substantially the duties of his responsibilities (other than due to physical or mental incapacity) , (ii) the Executive’s unauthorized use or disclosure of trade secrets which causes substantial harm to Parent or any of its Affiliates; (iii) the Executive’s engaging in illegal conduct that is likely to be injurious to Parent or any of its Affiliates; (iv) the Executive’s acts of fraud, dishonesty, or gross misconduct, or gross negligence in connection with the business of Parent or any of its Affiliates; (v) the Executive’s conviction of a felony; (vi) the Executive’s engaging in any act of moral turpitude reasonably likely to substantially and adversely affect Parent or its business or the business of any of Parent’s Affiliates; (vii) the Executive engaging in the illegal use of a controlled substance or using prescription medications unlawfully; (viii) the Executive’s abuse of alcohol; or (ix) the breach by the Executive of a material term of this Agreement, including, without limitation, his obligations under Sections 5 or 6.

(c)           Definition of “Change in Control.”  For all purposes under this Agreement, “Change in Control” means the occurrence of any of the following:

(A)          any Person (as defined herein) becomes the beneficial owner directly or indirectly (within the meaning of Rule 13d-3 under the Exchange Act) of more than 50% of Parent’ s then outstanding voting securities (measured on the basis of voting power); or

(B)           Individuals who, as of the date hereof, constitute the Parent Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Parent Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by Parent’ s shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Parent Board; or

(C)           the closing of an agreement of merger or consolidation with any other corporation or business entity, other than (x) a merger or consolidation which would result in the voting securities of Parent outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of Parent, at least 50% of the combined voting power of the voting securities of Parent or such surviving entity outstanding immediately after such merger or consolidation, or (y) a merger or consolidation effected to implement a recapitalization of Parent (or similar transaction) in which no Person acquires more than 50% of the combined voting power of Parent’s then outstanding securities;

(D)          the liquidation or dissolution of Parent or the closing of a sale or disposition by Parent of all or substantially all of its assets.

For purposes of this paragraph, “Person” means any individual, entity or group within the meaning of Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof; however, a Person shall not include (aa) Parent or any of its subsidiaries, (bb) a trustee or other fiduciary holding securities under an employee benefit plan of Parent, (cc) an underwriter temporarily holding securities pursuant to an offering of such securities, (dd) a corporation owned, directly or indirectly, by the shareholders of Parent in substantially the same proportions as their ownership of Parent common stock, or (ee) any person or entity or group acquiring securities of Parent pursuant to an issuance of securities approved by the Board.

(d)           Definition of “Code.”  For all purposes under this Agreement, “Code” shall mean the Internal Revenue Code of 1986, as amended.

(e)           Definition of “Confidential Information.”  For all purposes under this Agreement, “Confidential Information” shall mean any and all information of Parent, the Company and any of their respective Affiliates that is not generally known by others with whom they compete or do business, or with whom any of them plans to compete or do business and any and all information, publicly known in part or not, which, if disclosed by Parent, the Company or their respective Affiliates would assist in competition against them.  Confidential Information includes without limitation such information relating to (i) trade secrets, the development, research, testing, manufacturing, marketing and financial activities of Parent, the Company and their respective Affiliates, (ii) the Products, (iii) the costs, sources of supply, financial performance and strategic plans of Parent, the Company and their respective Affiliates, (iv) the identity and special needs of the customers of Parent, the Company and their respective Affiliates and (v) client lists and the people and organizations with whom Parent, the Company and their respective Affiliates have business relationships and the substance of those relationships.  Confidential information also includes any information that Parent, the Company or any of their respective Affiliates have received, or may receive hereafter, belonging to customers or others with any understanding, express or implied, that the information would not be disclosed.

(f)            Definition of “Disability.”  For all purposes under this Agreement, “Disability” shall mean the Executive becoming disabled during his employment hereunder through any illness, injury, accident or condition of either a physical or psychological nature and, as a result, is unable to perform substantially all of his duties and responsibilities hereunder, notwithstanding the provision of any reasonable accommodation, for one hundred and eighty (180) days during any period of three hundred and sixty-five (365) consecutive calendar days.

(g)           Definition of “Good Reason.”  For all purposes under this Agreement, “Good Reason” shall mean the occurrence of any of the following events following the Effective Date: (i) a change in the Executive’s position that materially reduces his authority and level of responsibility as an executive of Parent or Savvis, (ii) a material reduction in his level of compensation (including base salary and target bonus) or (iii) relocation of his employment more than fifty (50) miles from the metropolitan area in which the Executive’s office is located at the Effective Date; provided, however, that in the case of the preceding clauses (i), (ii) and (iii), Good Reason shall only exist if effected without the Executive’s consent.  Notwithstanding the foregoing, Good Reason shall only exist if (A) the Executive provides written notice to Parent within ninety (90) days of the occurrence of the event or condition constituting Good Reason, (B) Parent is provided a period of thirty (30) days to cure the event or condition giving rise to Good Reason (the “Cure Period”) and fails to do so prior to the end of the Cure Period, and (C) the Executive terminates employment within thirty (30) days after the end of the Cure Period.

(h)           Definition of “Intellectual Property.”  For all purposes under this Agreement, “Intellectual Property” shall mean inventions, discoveries, developments, methods, processes, compositions, works, concepts and ideas (whether or not patentable or copyrightable or constituting trade secrets) conceived, made, created, developed or reduced to practice by the Executive (whether alone or with others, whether or not during normal business hours or on or off Parent premises) during the Executive’s employment and during the period of six (6) months immediately following termination of his employment that relate to either the Products or any prospective activity of Parent, the Company or any of their respective Affiliates or that make use of Confidential Information or any of the equipment or facilities of Parent, the Company or any of their respective Affiliates.

(i)            Definition of “Involuntary Termination.”  For all purposes under this Agreement, “Involuntary Termination” shall mean termination of employment under Section 4(a)(ii) or Section 4(a)(iv).

(j)            Definition of “Person.”  For all purposes under this Agreement, “Person” shall mean an individual, a corporation, a limited liability company, an association, a partnership, an estate, a trust and any other entity or organization.

(k)           Definition of “Products.”  For all purposes under this Agreement, “Products” shall mean all products planned, researched, developed, tested, manufactured, sold, licensed, leased or otherwise distributed or put into use by Parent, the Company or any of their respective Affiliates, together with all services provided or planned by Parent, the Company or any of their respective Affiliates, during the Executive’s employment.

8.             Miscellaneous Provisions.

(a)           Conflicts.  If any provision of this Agreement conflicts with any other agreement, policy, plan, practice or other Company or Parent document, then the provisions of this Agreement will control.  When it becomes effective, this Agreement will supersede any prior agreement between the Executive and Parent or the Company with respect to the subject matters contained herein, including, without limitation, the Prior Agreement, and may be amended only by a writing signed by an officer of Parent (other than the Executive).

(b)           Notice.  Notices and all other communications contemplated by this Agreement shall be in writing and shall be deemed to have been duly given when personally delivered or when mailed by U.S. registered or certified mail, return receipt requested and postage prepaid or deposited with an overnight courier, with shipping charges prepared.  In the case of the Executive, mailed notices shall be addressed to him or her at the home address which he most recently communicated to Parent in writing.  In the case of Parent or the Company, mailed notices shall be addressed to Parent’s corporate headquarters, and all notices shall be directed to the attention of Parent’s Senior Vice President and General Counsel.

(c)           Waiver.  No provision of this Agreement shall be modified, waived or discharged unless the modification, waiver or discharge is agreed to in writing and signed by the Executive and by an authorized officer of Parent (other than the Executive).  No waiver by either party of any breach of, or of compliance with, any condition or provision of this Agreement by the other party shall be considered a waiver of any other condition or provision or of the same condition or provision at another time.

(d)           Severability.  The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision hereof, which shall remain in full force and effect.

(e)           No Retention Rights.  Nothing in this Agreement shall confer upon the Executive any right to continue in service for any period of specific duration or to interfere with or otherwise restrict in any way the rights of Parent or any subsidiary of Parent or of the Executive, which rights are hereby expressly reserved by each, to terminate his service at any time and for any reason, with or without Cause and with or without notice.

(f)            Governing Law.  This Agreement shall be construed and enforced in accordance with and governed by the internal laws of the State of Missouri without regard to principles of conflict of laws.

(g)           Attorney’s Fees.  In the event of any action by either party to enforce or interpret the terms of this Agreement, the prevailing party with respect to any particular claim shall (in addition to other relief to which it or he may be awarded) be entitled to recover his or its attorney’s fees in a reasonable amount incurred in connection with such claim.

(h)           Successors.  This Agreement and all rights of the parties hereunder shall inure to the benefit of, and be enforceable by, such parties’ personal or legal representatives, executors, administrators, successors, heirs and assigns, as applicable.

(i)            Entire Agreement.  This Agreement, together with the other agreements and any documents, instruments and certificates referred to herein, constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes any and all prior discussions, negotiations, proposals, undertakings, understandings and agreements, whether written or oral, with respect to the subject matter contained herein.

IN WITNESS WHEREOF, each of the parties has executed this Agreement, in the case of Parent and the Company, by their respective duly authorized officers, as of the day and year first above written.

PARENT		EXECUTIVE

By:	/s/ Stacey W. Goff	By:	/s/ James E. Ousley
Name:	Stacey W. Goff	Name:	James E. Ousley
Title:	EVP	Title:	Chief Executive Officer, Savvis Operations

COMPANY

By:	/s/ Peter J. Bazil
Name:	Peter J. Bazil
Title:	VP, General Counsel and Secretary